Exhibit 99.1

ICON Announces Dr. Anthony Murphy To Retire From Board of Directors

DUBLIN--(BUSINESS WIRE)--December 27, 2011--ICON plc., (NASDAQ:ICLR)(ISIN:IE0005711209), a global provider of outsourced development services to the pharmaceutical, biotechnology and medical device industries, today announced the retirement of Non-Executive Director, Dr. Anthony Murphy to become effective on 31st December 2011.

Commenting on the announcement, ICON plc. Chairman, Dr. Bruce Given said: "I would like to express the Board's thanks and appreciation for Tony’s advice and support during his time on the Board and to convey the Board’s best wishes to him for the future”.

About ICON plc.

ICON plc. is a global provider of outsourced development services to the pharmaceutical, biotechnology and medical device industries. The Company specialises in the strategic development, management and analysis of programs that support clinical development - from compound selection to Phase I-IV clinical studies. ICON currently has approximately 8,300 employees, operating from 77 locations in 39 countries.

Further information is available at www.iconplc.com

Cautionary Note Regarding Forward-Looking Statements:

This release contains, and our officers and representatives may from time to time make, “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as: “anticipate,” “intend,” “plan,” “expect,” “strategy” and similar references to future periods. You should not rely on any of these forward-looking statements.

ICON/ICLR-F

CONTACT:
ICON plc
Investor Relations
1-888-381-7923
or
Sam Farthing VP Investor Relations
+ 353 –1-291-2000